Exhibit 21.1

SUBSIDIARIES OF DIGITAL VIDEO SYSTEMS, INC.

  DVS Korea Co., Ltd., our 51 % owned Korean subsidiary

  Shanghai Fangyuan Digital Technology Ltd., 10% of which is owned by Digital Video Systems, Inc. and 51 % of which is owned by DVS Korea Co., Ltd.

  DVS Electronics Pvt. Ltd., our Indian subsidiary, 99.7% owned by our subsidiary, DVS Electronics, Inc.

  DVS Electronics, Inc., 100% owned by Digital Video Systems, Inc.